TTM Technologies, Inc.
2630 South Harbor Boulevard
Santa Ana, California 92704

November 29, 2010

VIA THE EDGAR SYSTEM

United States Securities and Exchange Commission
Mail Stop 4561
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jaime John

Re:	TTM Technologies, Inc. (the “Company”) Form 8-K Filed November 17, 2010 File No. 000-31285

Dear Ms. John:

Reference is made to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 18, 2010 providing comments to the Company’s filing referenced above. The Company respectfully advises the Staff that it has filed today an amended Form 8-K stating that the Company determined to dismiss KMPG LLP, and has included in the Form 8-K/A an Exhibit 16 letter from KMPG LLP referencing the Form 8-K/A. In connection with the filing of the Form 8-K/A, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact me at (714) 327-3072.

Sincerely,

/s/ Steven W. Richards

Steven W. Richards,
Executive Vice President and
Chief Financial Officer